U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

J.P. Morgan Partners (SBIC), LLC

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   (Last)                           (First)             (Middle)

c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas-40th Floor
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                                    (Street)

New York                        New York                10020
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Genomic Solutions Inc. ("GNSL")
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Day/Year

October 25, 2002

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [X]  Other (specify below)
                                                        Former 10% Owner
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                              6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                      2A.           Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                    2.                Deemed        Code         ------------------------------- Owned Follow-  (D) or    Indirect
1.                  Transaction       Execution     (Instr. 8)                   (A)             ing Reporte-   Indirect  Beneficial
Title of Security   Date              Date, if any  ------------     Amount      or     Price    ed Trans-      (I)       Ownership
(Instr. 3)          (mm/dd/yy)        (mm/dd/yy)     Code     V                  (D)             actions       (Instr.4) (Instr. 4)
                                                                                                 (Instr. 3
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

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Callable Common
Stock                 10/25/02                       J                 4,825,435  D      N/A     -0-             D
                                                     (FN 1)
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Callable Common
Stock                 10/25/02                       C                     3,284  A      N/A     -0-             I         (FN 2)
                                                     (FN 1)
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Callable Common
Stock                  10/25/02                       J                    3,284  D      N/A     -0-             D
                                                     (FN 1)
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)



FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                      10.
                                                                                                             9.        Owner-
                                                                                                             Number    ship
                                                                                                             of        Form
               2.                                                                                            Deriv-    of
               Conver-                           5.                              7.                          ative     Deriv-  11.
               sion                              Number of                       Title and Amount            Secur-    ative  Nature
               or              3A.               Derivative     6.               of Underlying      8.       ities     Secur- of
               Exer-           Deemed   4.       Securities     Date             Securities         Price    Bene-     ity:   In-
               cise    3.      Exec-    Trans-   Acquired (A)   Exercisable and  (Instr. 3 and 4)   of       ficially  Direct direct
               Price   Trans-  cution   action   or Disposed    Expiration Date  ----------------   Deriv-   Owned     (D)or  Bene-
1.             of      action  Date,    Code     of(D)          (Month/Day/Year)          Amount    ative    Follow-   In-    ficial
Title of       Deriv-  Date    (Month/  (Instr.  (Instr. 3,      ----------------         or        Secur-   ing Repo  direct Owner-
Derivative     ative   (Month/  Day/      8)      4 and 5)      Date     Expira-          Number    ity      rted      (I)    ship
Security       Secur-  Day/    (Year    ------   ------------   Exer-    tion             of       (Instr.   Transact-(Instr.(Instr.
(Instr. 3)     ity     Year)            Code V    (A)   (D)     cisable  Date    Title    Shares    5)        ion(s)     4)     4)
                                                                                                             (Instr. 4)
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

                                                                                  Callable
                                                                                  Common
Options       $0.37     10/25/02       C                3,284     Immed   1/2008  Stock     3,284    N/A      -0-       I     (FN 2)
                for 1                  (FN 1)
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                                                                                  Callable
                                                                                  Common
Options       $0.37     10/25/02        J                6,716    Immed   1/2008  Stock     6,716    N/A     -0-       I      (FN 2)
(FN 3)        for 1                    (FN 3)
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                                                                                  Callable
                                                                                  Common
Options       $2.00     10/25/02        J               10,000    Immed   1/2009  Stock     10,000   N/A     -0-       I     (FN 2)
(FN 3)        for 1                    (FN 3)
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                                                                                  Callable
                                                                                  Common
Options       $7.20     10/25/02        J               10,000    Immed   5/5/10  Stock     10,000   N/A      -0-      I     (FN 2)
(FN 3)                                 (FN 3)
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Options
(FN 3)       $4.06      10/25/02         J              10,000    6/4/02  6/4/11  Callable 10,000    N/A     -0-      I      (FN 2)
                                        (FN 3)                                    Common
                                                                                  Stock
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
Explanation of Responses:


(1) Pursuant to a Merger Agreement between Genomic Solutions  Inc. and HAG
Acq. Corp., a wholly owned subsidiary of Harvard Bioscience, Inc., dated as of July 17, 2002, all outstanding shares of the Issuer were exchanged for shares of Harvard Bioscience, Inc. and cash at an exchange rate of .1017 shares of Common Stock of the Issuer and .286 in cash for each share of the Issuer. Immediately prior to the merger, options for 3,284 shares were exercised at the stated exercised price of $0.37 per share.

(2) These options were granted to Dr. Damion Wicker, a director of the Issuer. Dr. Wicker is also a Managing Director of the Reporting Person. He was contractually obligated to exercise the options at the request of, and to transfer any shares issued under the stock options to, J.P. Morgan Partners
(SBIC), LLC. Dr. Wicker ceased to be a director of the Issuer on October 25, 2002.

(3) All options not exercised prior to the merger were cancelled upon consummation of the merger.



J.P. Morgan Partners (SBIC), LLC

    /s/ Damion E. Wicker                                        10/29/02
By: ---------------------------------------------            -------------------
      Damion E. Wicker                                            Date
      Managing Director

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.




NAME AND ADDRESS OF                     DESIGNATED                 STATEMENT            DEEMED EXECUTION      ISSUER NAME, TICKER
REPORTING PERSON                       REPORTER (Note 1 and 2)     FOR                  DATE IF ANY           OR TRADING SYMBOL
                                                                   MONTH/DAY/YEAR       (MONTH/DAY/YEAR)
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
J.P. Morgan Partners (BHCA), L.P.       J.P. Morgan Partners       October 25, 2002         N/A                 Genomic Solutions
c/o J.P. Morgan Partners, LLC           (SBIC), LLC                                                             Inc. ("GNSL")
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMP Master Fund Manager, L.P.          J.P. Morgan Partners       October 25, 2002         N/A                 Genomic Solutions
c/o J.P. Morgan Partners, LLC           (SBIC), LLC                                                             Inc. ("GNSL")
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMP Capital Corporation                J.P. Morgan Partners       October 25, 2002         N/A                 Genomic Solutions
c/o J.P. Morgan Partners, LLC          (SBIC), LLC                                                              Inc. ("GNSL")Inc.
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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J.P. Morgan Chase & Co.                J.P. Morgan Partners        October 25, 2002         N/A                 Genomic Solutions
c/o J.P. Morgan Partners, LLC          (SBIC), LLC                                                              Inc. ("GNSL")
270 Park Avenue
35th Floor
New York, NY 10017
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Chatham Ventures, Inc.                  J.P. Morgan Partners       October 25, 2002        N/A                  Genomic Solutions
c/o J.P. Morgan Partners, LLC          (SBIC), LLC                                                              Inc. ("GNSL")
1221 Avenue of the Americas
New York, NY  10020
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
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 NAME AND ADDRESS OF                TITLE OF                 AMOUNT OF           OWNERSHIP FORM:   NATURE OF INDIRECT      DISCLAIMS
  REPORTING PERSON                  SECURITY                 SECURITIES          DIRECT (D) OR     BENEFICIAL OWNERSHIP    PECUNIARY
                                                             BENEFICIALLY        INDIRECT (I)                              INTEREST
                                                             OWNED FOLLOWING
                                                             REPORTED
                                                             TRANSACTIONS
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
J.P. Morgan Partners (BHCA), L.P.    See Tables I and II      See Tables I and II   I              See Explanatory        No
c/o J.P. Morgan Partners, LLC                                                                      Note 2 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMP Master Fund Manager, L.P.       See Tables I and II      See Tables I and II   I              See Explanatory        No
c/o J.P. Morgan Partners, LLC                                                                      Note 3 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMP Capital Corporation             See Tables I and II      See Tables I and II   I              See Explanatory        No
c/o J.P. Morgan Partners, LLC                                                                      Note 4 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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J.P. Morgan Chase & Co.              See Tables I and II      See Tables I and II   I              See Explanatory        No
270 Park Avenue                                                                                    Note 5 below
35th Floor
New York, NY 10017
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Chatham Ventures, Inc.               See Tables I and II      See Tables I and II   I              See Explanatory        No
c/o J.P. Morgan Partners, LLC                                                                      Note 6 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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


(1) The Designated Reporter is executing this report on behalf of all Reporting Persons, each of whom has authorized it to do so. Each of the Reporting Persons disclaims beneficial ownership of the Issuer's securities to the extent it exceeds such Person 's pecuniary interest.

(2) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by JPM SBIC. The Reporting Person is the sole member of JPM SBIC.

 (3) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by JPM SBIC, a portion of which may be deemed attributable to the Reporting Person because it is the sole general partner of J.P. Morgan Partners (BHCA), L.P. ("JPM BHCA"), the sole member of JPM SBIC. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA.

(4) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by JPM SBIC, a portion of which may be deemed attributable to the Reporting Person because it is the general partner of JPMP Master Fund Manager, L.P. ("MF Manager"), the general partner of JPM BHCA (the parent of JPM SBIC). The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA and MF Manager.

(5) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by JPM SBIC, a portion of which may be deemed attributable to the Reporting Person because it is the sole stockholder of JPMP Capital Corporation (the general partner of MF Manager) and of Chatham Ventures, Inc., the limited partner of JPM BHCA. The actual pro rata portion of such beneficial ownership that may be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA and MF Manager.

(6) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by JPM SBIC, a portion of which may be deemed attributable to the Reporting Person because it is the sole limited partner of JPM BHCA, the parent of JPM SBIC. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA.